SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

____________________________

EDESA BIOTECH, INC.
(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

27966L306 (CUSIP Number)

Dr. Pardeep Nijhawan

c/o Edesa Biotech, Inc.

100 Spy Court

Markham, Ontario, L3R 5H6, Canada

(289) 800-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2023

(Date of Event which Requires Filing of this Statement)

____________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 27966L306		Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Pardeep Nijhawan Medicine Professional Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 353,007
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 353,007

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 353,007
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.1% (1)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Based on a total of 3,170,776 Common Shares of the Company outstanding as of January 11, 2024, and an additional 16,305 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person. The number of Common Shares issued and outstanding reflects the 1-for-7 reverse share split of the Issuer’s issued and outstanding Common Shares, which became effective on October 11, 2023.

CUSIP No. 27966L306	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON The Digestive Health Clinic Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,013
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.0% (1)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Based on a total of 3,170,776 Common Shares of the Company outstanding as of January 11, 2024. The number of Common Shares issued and outstanding reflects the 1-for-7 reverse share split of the Issuer’s issued and outstanding Common Shares, which became effective on October 11, 2023.

CUSIP No. 27966L306	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON 1968160 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,104
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.7% (1)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Based on a total of 3,170,776 Common Shares of the Company outstanding as of January 11, 2024. The number of Common Shares issued and outstanding reflects the 1-for-7 reverse share split of the Issuer’s issued and outstanding Common Shares, which became effective on October 11, 2023.

CUSIP No. 27966L306	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON The New Nijhawan Family Trust 2015
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 48,914
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 48,914

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,914
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.5% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Based on a total of 3,170,776 Common Shares of the Company outstanding as of January 11, 2024and an additional 16,305 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person. The number of Common Shares issued and outstanding reflects the 1-for-7 reverse share split of the Issuer’s issued and outstanding Common Shares, which became effective on October 11, 2023.

CUSIP No. 27966L306	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Pardeep Nijhawan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 142,974
	8	SHARED VOTING POWER 487,038 (1)
	9	SOLE DISPOSITIVE POWER 142,974
	10	SHARED DISPOSITIVE POWER 487,038 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,012
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of 353,007 Common Shares beneficially owned by Pardeep Nijhawan Medicine Professional Corporation, 32,013 Common Shares beneficially owned by The Digestive Health Clinic Inc., 53,104 Common Shares beneficially owned by 1968160 Ontario Inc. and 48,914 Common Shares beneficially owned by The New Nijhawan Family Trust 2015.

(2)

Based on a total of 3,170,776 Common Shares of the Company outstanding as of January 11, 2024, an additional 40,907 Common Shares underlying vested share options, an additional 17,094 Common Shares underlying vested restricted stock units, and an additional 32,610 Common Shares underlying vested warrants that are beneficially owned and deemed outstanding with respect to this Reporting Person. The number of Common Shares issued and outstanding reflects the 1-for-7 reverse share split of the Issuer’s issued and outstanding Common Shares, which became effective on October 11, 2023.

SCHEDULE 13D

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D jointly filed by (i) Pardeep Nijhawan Medicine Professional Corporation, formed in Ontario, Canada, (ii) The Digestive Health Clinic Inc., formed in Ontario, Canada, (iii) 1968160 Ontario Inc., an Ontario, Canada corporation (iv) The New Nijhawan Family Trust 2015, an Ontario, Canada trust and (v) Dr. Pardeep Nijhawan, an individual on June 17, 2019, as amended by Amendment No. 1 filed on August 19, 2019, as further amended by Amendment No. 2 filed on January 16, 2020, as further amended by Amendment No. 3 filed on September 18, 2020, as further amended by Amendment No. 4 filed on November 8, 2022, as further amended by Amendment No. 5 filed on August 21, 2023 (as so amended and supplemented, the “Schedule 13D”), with respect to the common shares, no par value per share (the “Common Shares”) of Edesa Biotech, Inc., a British Columbia corporation (the “Company” or the “Issuer”). Except as expressly amended by this Amendment No. 6, the Schedule 13D remains in full force and effect. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

The number of Common Shares issued and outstanding reflects the 1-for-7 reverse share split of the Issuer’s issued and outstanding Common Shares, which became effective on October 11, 2023.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On January 8, 2024, the Issuer granted Dr. Pardeep Nijhawan 2,908 restricted stock units, which vested in full upon grant.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

Number of Common Shares beneficially owned:

Pardeep Nijhawan Medicine Professional Corporation (1)	353,007 shares
The Digestive Health Clinic Inc.	32,013 shares
1968160 Ontario Inc.	53,104 shares
The New Nijhawan Family Trust 2015 (2)	48,914 shares
Pardeep Nijhawan (3)	630,012 shares

SCHEDULE 13D

(1)	Includes 16,305 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person.

(2)	Includes 16,305 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person.

(3)

Includes 84,973 Common Shares, 17,094 Common Shares underlying vested restricted stock units and 40,907 Common Shares underlying vested share options held directly by Dr. Pardeep Nijhawan, 336,702 Common Shares and an additional 16,305 Common Shares underlying vested warrants that are deemed outstanding held by Pardeep Nijhawan Medicine Professional Corporation, 32,013 Common Shares held by The Digestive Health Clinic Inc., 53,104 Common Shares held by 1968160 Ontario Inc., and 32,609 Common Shares and an additional 16,305 Common Shares underlying vested warrants that are deemed outstanding held by The New Nijhawan Family Trust 2015.

Percent of class:

Pardeep Nijhawan Medicine Professional Corporation (1)	11.1%
The Digestive Health Clinic Inc. (2)	1.0%
1968160 Ontario Inc. (2)	1.7%
The New Nijhawan Family Trust 2015 (3)	1.5%
Pardeep Nijhawan (4)	19.3%

(1)

Based on a total of 3,170,776 Common Shares of the Company outstanding as of January 11, 2024 and an additional 16,305 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person.

(2)	Based on a total of 3,170,776 Common Shares of the Company outstanding as of January 11, 2024.

(3)

Based on a total of 3,170,776 Common Shares of the Company outstanding as of January 11, 2024 and an additional 16,305 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person.

(4)

Based on a total of 3,170,776 Common Shares of the Company outstanding as of January 11, 2024, an additional 40,907 Common Shares underlying vested share options, an additional 17,094 Common Shares underlying vested restricted stock units, and an additional 32,610 Common Shares underlying vested warrants that are beneficially owned and deemed outstanding with respect to this Reporting Person.

The number of Common Shares issued and outstanding reflects the 1-for-7 reverse share split of the Issuer’s issued and outstanding Common Shares, which became effective on October 11, 2023.

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Pardeep Nijhawan Medicine Professional Corporation	0 shares
The Digestive Health Clinic Inc.	0 shares
1968160 Ontario Inc.	0 shares
The New Nijhawan Family Trust 2015	0 shares
Pardeep Nijhawan	142,974 shares

(ii)	Shared power to vote or to direct the vote:

Pardeep Nijhawan Medicine Professional Corporation	353,007 shares
The Digestive Health Clinic Inc.	32,013 shares
1968160 Ontario Inc.	53,104 shares
The New Nijhawan Family Trust 2015	48,914 shares
Pardeep Nijhawan	487,038 shares

SCHEDULE 13D

(iii)	Sole power to dispose or to direct the disposition of:

Pardeep Nijhawan Medicine Professional Corporation	0 shares
The Digestive Health Clinic Inc.	0 shares
1968160 Ontario Inc.	0 shares
The New Nijhawan Family Trust 2015	0 shares
Pardeep Nijhawan	142,974 shares

(iv)	Shared power to dispose or to direct the disposition of:

Pardeep Nijhawan Medicine Professional Corporation	353,007 shares
The Digestive Health Clinic Inc.	32,013 shares
1968160 Ontario Inc.	53,104 shares
The New Nijhawan Family Trust 2015	48,914 shares
Pardeep Nijhawan	487,038 shares

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the Common Shares of the Issuer during the past 60 days.

(d)-(e) Not applicable.

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARDEEP NIJHAWAN MEDICINE PROFESSIONAL CORPORATION

Date: January 16, 2024	By:	/s/ Pardeep Nijhawan
	Name:	Pardeep Nijhawan
	Title:	Chief Executive Officer

THE DIGESTIVE HEALTH CLINIC INC.

Date: January 16, 2024	By:	/s/ Pardeep Nijhawan
	Name:	Pardeep Nijhawan
	Title:	Chief Executive Officer

1968160 ONTARIO INC.

Date: January 16, 2024	By:	/s/ Pardeep Nijhawan
	Name:	Pardeep Nijhawan
	Title:	Chief Executive Officer

THE NEW NIJHAWAN FAMILY TRUST 2015

Date: January 16, 2024	By:	/s/ Pardeep Nijhawan
	Name:	Pardeep Nijhawan
	Title:	Trustee

PARDEEP NIJHAWAN

Date: January 16, 2024	/s/ Pardeep Nijhawan